Exhibit 99.1

TILL CAPITAL LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Unaudited)

Notice of Non-review of Interim Financial Statements

The attached interim condensed consolidated financial statements for the three and nine months ended September 30, 2016 and 2015 have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee of the Company. The Company’s independent auditor has not performed a review of these interim condensed consolidated financial statements.

Till Capital Ltd.

Condensed Consolidated Balance Sheets

(Expressed in US dollars)

	September 30, 2016	December 31, 2015
	(Unaudited)
Assets
Cash and cash equivalents	$6,493,470	$1,519,881
Investments (Note 8)	17,261,323	25,103,191
Premiums and ceded claims receivable	2,308,907	1,994,350
Unpaid claims ceded (Note 9)	8,287,660	7,845,902
Unearned premiums ceded	2,329,612	1,479,632
Deferred policy acquisition costs (Note 9)	620,178	465,472
Assets held for sale (Note 6)	4,826,822	4,762,394
Promissory note receivable (Note 7)	2,395,534	2,463,262
Property, plant, and equipment (Note 10)	57,889	77,244
Royalty and mineral interests (Note11)	1,005,280	1,089,804
Other assets (Note 12)	436,050	400,013
Deferred income tax asset	567,603	479,136
Intangible asset (Note 13)	378,159	322,657
Goodwill	3,391,821	3,259,701

Total Assets	$50,360,308	$51,262,639

Liabilities
Provision for outstanding claims and adjustment expenses (Note 9)	$15,973,713	$15,768,895
Claims and ceded premiums payable	2,439,258	2,110,536
Accounts payable and accrued liabilities (Note 14)	1,021,160	4,915,495
Unearned premiums	2,757,884	1,786,120
Unearned commissions	512,025	400,752
	22,704,040	24,981,798

Shareholders' equity (Note 15)
Share capital	3,429	3,429
Contributed surplus	41,247,851	41,236,917
Treasury stock	(314,678)	—
Accumulated other comprehensive loss	(1,200,478)	(798,767)
Deficit	(12,808,935)	(14,672,446)
Equity attributable to shareholders of Till Capital Ltd.	26,927,189	25,769,133

Non-controlling interests	729,079	511,708

Total shareholders’ equity	27,656,268	26,280,841

Total liabilities and shareholders' equity	$50,360,308	$51,262,639

Approved on behalf of the Audit Committee:

"Wayne Kauth"

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

Till Capital Ltd.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Expressed in US dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Revenue
Insurance premiums written	$9,983,193	$8,997,841	$29,278,101	$13,090,333
Insurance premiums ceded to reinsurers	(9,751,123)	(8,096,686)	(28,683,823)	(12,149,256)
Net premiums earned	232,070	901,155	594,278	941,077
Consulting and management fee income	121,356	—	415,485	—
Insurance contract novations	—	(5,246,208)	—	(5,246,208)
Investment gain (loss), net (Note 8)	1,460,767	(120,339)	3,558,577	(869,975)
Other income	—	80,866	—	312,373
	1,814,193	(4,384,526)	4,568,340	(4,862,733)
Expenses
Claims and claim adjustment expenses	249,422	73,005	646,964	253,215
Insurance contract novations	—	(5,113,010)	—	(5,113,010)
General and administrative expenses	457,771	539,267	1,483,153	1,223,966
Staff costs	275,888	1,078,162	1,120,914	2,816,387
Stock-based compensation (Note 15)	1,834	39,725	26,941	453,642
Mineral property impairment	—	3,380,907	—	4,434,158
(Gain) loss on sale of equipment and mineral properties	(48,958)	7,840	(91,958)	111,245
Foreign exchange (gain) loss	36,167	858,428	(195,517)	2,514,159
Interest and other (income) expense	(8)	10,623	(26,247)	122,047
Other loss	—	291,641	—	291,641
	972,116	1,166,588	2,964,250	7,107,450

Income (loss) before income taxes	842,077	(5,551,114)	1,604,090	(11,970,183)

Current income tax (expense) recovery	16,447	(158,900)	(41,088)	(138,603)

Income (loss) for the period	$858,524	$(5,710,014)	$1,563,002	$(12,108,786)

Income (loss) attributable to:
Shareholders of Till Capital Ltd.	1,029,139	(4,507,516)	1,863,511	(10,509,721)
Non-controlling interests	(170,615)	(1,202,498)	(300,509)	(1,599,065)

Income (loss) for the period	$858,524	$(5,710,014)	$1,563,002	$(12,108,786)

Basic and diluted income (loss) per restricted voting share of Till Capital Ltd.	$0.30	$(1.31)	$0.55	$(3.04)

Weighted average number of restricted voting shares outstanding	3,399,922	3,429,284	3,418,526	3,462,606

Items that will be reclassified to income or loss:
Change in cumulative foreign exchange translation adjustment	(25,505)	(402,859)	656,561	695,466
Change in unrealized gain or loss on available for sale investments, net of tax	(706,755)	126,679	(1,119,449)	(66,551)
Other comprehensive income (loss)	(732,260)	(276,180)	(462,888)	628,915

Comprehensive income (loss) for the period	$126,264	$(5,986,194)	$1,100,114	$(11,479,871)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Till Capital Ltd.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(Unaudited - Expressed in US dollars)

	Capital Stock				Accumulated other		Equity attributable to	Non-
	Shares	Amount	Treasury shares	Contributed surplus	comprehensive loss	Deficit	shareholders of Till Capital Ltd.	controlling interests	Total
Balance, December 31, 2014 Restated (Note 2)	3,569,184	$3,569	$—	$41,810,164	$—	$(684,361)	$41,129,372	$3,697,980	$44,827,352
Net loss for the period	—	—	—	—	—	(10,509,721)	(10,509,721)	(1,599,065)	(12,108,786)
Other comprehensive loss	—	—	—	—	(66,551)	—	(66,551)	—	(66,551)
Total comprehensive loss for the period	—	—	—	—	(66,551)	(10,509,721)	(10,576,272)	(1,599,065)	(12,175,337)
Stock-based compensation	—	—	—	412,674	—	—	412,674	—	412,674
Purchase of treasury shares	—	—	(841,520)	—	—	—	(841,520)	—	(841,520)
Cancellation of treasury shares	(139,900)	(140)	841,520	(841,380)	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	(229,109)	—	(229,109)	—	(229,109)
Loss of control of subsidiary	—	—	—	—	—	—	—	(1,541,543)	(1,541,543)
Balance, September 30, 2015 Restated (Note 2)	3,429,284	$3,429	$—	$41,381,458	$(295,660)	$(11,194,082)	$29,895,145	$557,372	$30,452,517

Balance, December 31, 2015	3,429,284	$3,429	$—	$41,236,917	$(798,767)	$(14,672,446)	$25,769,133	$511,708	$26,280,841
Net income (loss) for the period	—	—	—	—	—	1,863,511	1,863,511	(300,509)	1,563,002
Other comprehensive loss	—	—	—	—	(401,711)	—	(401,711)	(61,177)	(462,888)
Total comprehensive income (loss) for the period	—	—	—	—	(401,711)	1,863,511	1,461,800	(361,686)	1,100,114
Non-controlling interests	—	—	—	—	—	—	—	574,498	574,498
Stock-based compensation	—	—	—	10,934	—	—	10,934	4,559	15,493
Purchase of treasury shares	—	—	(314,678)	—	—	—	(314,678)	—	(314,678)
Balance, September 30, 2016	3,429,284	$3,429	$(314,678)	$41,247,851	$(1,200,478)	$(12,808,935)	$26,927,189	$729,079	$27,656,268

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Till Capital Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited - Expressed in US dollars)

	Nine Months Ended
	September 30, 2016	September 30, 2015

Cash flows from operating activities
Income (loss) for the period	$1,563,002	$(12,108,786)
Items not affecting cash:
Depreciation and amortization expense	175,895	70,932
Foreign exchange loss	315,834	2,514,160
Stock-based compensation	10,934	453,642
Gain on sale of property, plant, and equipment	(80,458)	—
(Gain) loss on investments	(3,570,077)	124,577
Impairment losses and write-offs	—	4,545,403
Other non-cash items, net	41,088	430,244
	(1,543,782)	(3,969,828)
Changes in non-cash working capital items:
Decrease in reinsurance receivable	—	6,087,262
Increase in unpaid claims ceded and other insurance assets	(1,761,001)	(8,781,097)
(Increase) decrease in receivables	3,520	(5,642,575)
Increase in deferred income tax asset	(129,555)	—
Increase in other assets	(65,126)	—
Increase in insurance contract liabilities	1,616,578	8,188,102
Increase in prepaid expenses and deposits	(39,556)	—
Increase (decrease) in accounts payable and accrued liabilities	(3,894,335)	4,913,239
Other working capital changes	—	(59,017)
	(5,813,257)	736,086
Cash flows from investing activities
Increase in mineral properties	(76,456)	(313,618)
Development costs capitalization	(202,081)	—
Sales of investments, net	10,000,783	4,711,810
Purchase of Omega Insurance Holdings, Inc.	—	(12,326,571)
Sales of mineral properties	215,235	—
Proceeds from promissory note receivable (Note 7)	546,545	—
Sales of property, plant, and equipment	43,000	15,646
	10,527,026	(7,912,733)
Cash flows from financing activities
Proceeds received from private placement	574,498	—
Purchase of treasury shares	(314,678)	(841,520)
Other items, net	—	(49,883)
	259,820	(891,403)

Increase (decrease) in cash and cash equivalents during the period	4,973,589	(8,068,050)
Cash and cash equivalents, beginning of the period	1,519,881	17,034,451

Cash and cash equivalents, end of the period	$6,493,470	$8,966,401

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

1.   NATURE OF OPERATIONS

Till Capital Ltd. ("Till") was incorporated under the laws of Bermuda on August 20, 2012 under the name Resource Holdings Ltd. On March 19, 2014, Resource Holdings Ltd. changed its name to Till Capital Ltd. in accordance with Till's bye-laws and Section 10 of the Bermuda Companies Act 1981, as amended (the "Companies Act"). Till is an exempted holding company with its principal place of business at Continental Building, 25 Church Street, Hamilton HM12, Bermuda. Till's registered office is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, and its registered agent is Compass Administration Services Ltd.

Till was formed to respond to the market need for more capacity for certain types of insurance and reinsurance. Till conducts its reinsurance business through Resource Re Ltd. (“RRL”), a wholly-owned subsidiary of Till that was incorporated in Bermuda on August 20, 2012 and licensed as a Class 3A insurance company in Bermuda by the Bermuda Monetary Authority (“BMA”) on August 28, 2013. RRL operates through the Multi-Strat Re Ltd. ("MSRE") program as a global property and casualty reinsurer to acquire medium to long-term customized reinsurance contracts with capped liabilities and diversification in specialty property and casualty lines. MSRE is a Bermuda based privately-held reinsurance company.

RRL's business strategy is to produce both underwriting profits from reinsurance policies and investment returns by investing reinsurance premiums and corporate capital. RRL's strategy is to generate underwriting income by offering reinsurance coverage to a select group of insurance companies, captive insurers that wish to redeploy capital more productively, profitable privately-held insurers with capital constraints that limit growth or wish to redeploy capital more productively, and insurers and reinsurers that are under regulatory, capital, or ratings stress. RRL's investment team has extensive experience in finance, trading, and operations.

On May 15, 2015, Till acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately-held Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company (a fully licensed insurance company) and Focus Group, Inc. Omega’s mission is to offer secure, innovative, and customized solutions for insurers/reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner. Omega’s expertise in both the Canadian run-off phase and the Canadian start-up phase for a foreign insurance company gives Omega a strategic advantage in its two main target markets:

•	To provide those insurers wishing to access the Canadian market an ability to do so in an efficient manner through fronting arrangements and other means.
•	To provide those insurers wishing to exit the Canadian market, through a dedicated company with experience in handling run-off business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

2.   BASIS OF PRESENTATION AND CHANGE IN PRESENTATION CURRENCY

Basis of presentation and measurement

The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting". The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 that have been prepared in accordance with IFRS as issued by the IASB. The interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and stock-based awards that have been measured at fair value.

Change of presentation currency

In May 2015, Till completed a US exchange listing to broaden its access to capital markets. Till’s shares commenced trading on Nasdaq on May 26, 2015. Till anticipates raising capital primarily in the US market. Till’s Board of Directors accordingly made a decision to change Till’s financial statements’ presentation currency from Canadian dollars to US dollars starting with the second quarter of 2015 so that investors in the US can better understand Till’s financial results and financial position, and the financial statements are more comparable to other companies in the US market.

All comparative financial statements prior to the second quarter of 2015 have been restated to US dollars in accordance with International Accounting Standard ("IAS") 21, "The Effect of Changes in Foreign Exchange Rates" ("IAS21"). The functional currency for Till is the US dollar. For purposes of presentation of the comparative financial statements, all assets and liabilities have been converted to US dollars at the rate prevailing at the end of the reporting period, income and loss items for the period have been converted to US dollars at the average exchange rate for the period, and other equity transactions have been converted at the average exchange rate for the period. In relation to the change of presentation currency, reclassifications were made among accumulated other comprehensive income (loss), contributed surplus, and non-controlling interests in the comparative Condensed Consolidated Statements of Changes in Shareholders' Equity.

5

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Business combinations

Till accounts for business combinations using the guidelines specified in IFRS. The acquisition method is used in accounting for business combinations. The consideration transferred by Till to obtain ownership of the assets is calculated as of the acquisition-date fair values of assets transferred less the liabilities incurred and the equity interests issued by Till, which consideration includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are recognized regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

3.   SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated interim financial statements follow the same accounting policies as Till's 2015 audited financial statements. Selective accounting policies in this note, and all of Till's significant policies, are set out in Note 3 to the audited consolidated financial statements for the year ended December 31, 2015.

Basis of consolidation

The accompanying interim condensed consolidated financial statements include the accounts of Till and its subsidiaries.

Subsidiaries are entities that Till controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when a company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. That control is generally evidenced through ownership of more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in consolidation.

Where necessary, adjustments are made to the financial statements of the subsidiaries and entities to conform their accounting policies with those used by Till.

Till's major subsidiaries and ownership interests as of September 30, 2016 are as follows:

Name of Subsidiary	Country of Incorporation	Functional Currency	Proportion of Ownership Interest	Principal Activity
Resource Re Ltd.	Bermuda	US	100%	Reinsurance
Silver Predator Corp.	Canada	Canadian	64%	Mineral exploration
Omega Insurance Holdings, Inc.	Canada	Canadian	100%	Holding company
Omega General Insurance Company	Canada	Canadian	100%	Insurance
Focus Group, Inc.	Canada	Canadian	100%	Insurance consulting
Till Capital US Holding Corp.	USA	US	100%	Holding company
Till Management Company	USA	US	100%	Investment management
Golden Predator US Holding Corp.	USA	US	100%	Management services

Foreign currencies

Foreign Currency Transactions

Transactions denominated in currencies other than the functional currency are reported using the exchange rates prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in the period in which they arise.

Foreign Currency Translation

For the purpose of presenting the interim condensed consolidated financial statements, the assets and liabilities of Till’s foreign operations, being those entities that have a functional currency different from that of Till, are translated into US dollars at the rate of exchange prevailing at the end of the reporting period. Opening balances in shareholders' equity are translated at their historic rates. Transactions in shareholders' equity and income and expenses are translated at the average exchange rates for the period where those rates approximate the rates on the dates of transactions, and, where exchange differences arise, they are recognized as a component of equity.

6

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Derivative financial instruments

Derivatives are recognized at estimated fair value on the date a contract is entered into, the trade date, and are subsequently carried at estimated fair value. Derivative instruments with a positive estimated fair value are reported as derivative financial assets and those with a negative estimated fair value are reported as derivative financial liabilities.

Derivative financial instruments include exchange-traded future and option contracts. They derive their value from the underlying instrument and are subject to the same risks as that underlying instrument, including liquidity, credit, and market risk. Estimated fair values are based on exchange or broker-dealer quotations. Changes in the estimated fair value of instruments that do not qualify for hedge accounting are recognized in current-period income. Till does not hold any derivatives classified as hedging instruments.

Derivative financial assets and liabilities are offset and the net amount is reported in the balance sheet only to the extent there is a legally enforceable right of offset and there is an intention to settle on a net basis, or to realize the assets and liabilities simultaneously. Derivative financial assets and liabilities are derecognized when Till has transferred substantially all of the risks and rewards of ownership or the liability is discharged, canceled, or expired.

Financial instruments

Financial instruments are recorded on the trade date, the date on which Till becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and Till has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, canceled, or expired.

All financial instruments are required to be classified and measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the financial instrument.

At initial recognition, Till classifies its financial instruments in the following categories:

Financial assets and liabilities at fair value through profit or loss (“FVTPL”)

A financial asset or liability is classified as FVTPL if it has been acquired principally for the purpose of liquidating it in the near-term or it is a derivative that is not designated and effective as a hedging instrument. FVTPL assets and liabilities are re-measured at the end of each period with any gains or losses recognized in the consolidated statements of comprehensive income (loss). Transaction costs for FVTPL assets and liabilities are expensed as incurred.

Financial assets available for sale

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale or not classified as loans and receivables, held-to-maturity investments, or financial assets at fair value through profit or loss. Available for sale financial assets are re-measured at the end of each period with any gains or losses recognized in other comprehensive income. Transaction costs are expensed as incurred.

Loans

Loans include cash and cash equivalents, reclamation bonds, and other receivables and loans that have fixed or determinable payments that are not quoted in an active market. Loans are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Financial liabilities at amortized cost

Financial liabilities at amortized cost include accounts payable, accrued liabilities, and finance leases. Certain liabilities are initially recognized at the amount required to be paid, and subsequently are measured at amortized cost using the effective interest rate method.

Product classification

Insurance contracts are those contracts where the insurer has accepted significant insurance risk from the policyholders by agreeing to compensate the policyholders if one or more specified uncertain future events (the insured event) adversely affects the policyholders. As a general guideline, the insurer determines whether it has significant insurance risk by comparing expected benefits payable if the insured event occurs, with expected benefits payable if the insured event does not occur.

Once a contract has been classified as an insurance contract, it remains classified as an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during that period.

7

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Premium revenue and unearned premiums

Insurance premiums written are recognized on the date that coverage begins. They are deferred as unearned premiums and recognized in earned premiums on a pro rata basis over the term of the policies.

Insurance premiums written and insurance premiums earned also include any adjustments arising during the accounting period for premiums receivable with respect to business written in prior accounting periods.

Assumption portfolio transfer transactions

A premium is charged to other insurance companies for assuming the liabilities on a portfolio of insurance contracts.

•	When the underlying insurance coverage is fully expired, the premium is reported as income over the estimated period of run-off of the underlying insurance portfolio.
•	At the same time, the actuarially determined estimate of unpaid claims, including adjustment expenses, the impact of any existing reinsurance on the portfolio transferred, and other costs of the transaction, are also reported over the estimated period of run-off of the underlying insurance portfolio.

When the underlying insurance coverage is not fully expired, the premium is reported as income on a pro rata basis over the term of the remaining underlying insurance policies. The impact of any reinsurance ceded on the portfolio is reported as an expense at the time that the reinsurance contract is entered into.

Provision for outstanding claims and adjustment expenses - insurance contract liabilities

With the acquisition of Omega, Till entered into the insurance business. Prior to this, Till was in the reinsurance business. In accordance with IFRS 4 “Insurance Contracts” ("IFRS 4") paragraph 25(c), Till has continued the accounting policy of Omega for accounting for claim liabilities, which basis was on a discounted basis.

Claim liabilities represent the amounts required to provide for the estimated ultimate expected cost of settling claims related to insured events, both reported and unreported, that have occurred on or before the balance sheet date. They also include a provision for adjustment expenses representing the estimated ultimate expected costs of investigating, resolving, and processing those claims.

Claim liabilities are first determined on a case-by-case basis as insurance claims are reported. They are reassessed as additional information becomes known. Also included in claims liabilities is a provision to account for the future development of these insurance claims, including claims incurred but not yet reported ("IBNR"), as required by actuarial standards.

Claim liabilities are estimated by the appointed actuary using generally accepted actuarial standard techniques and are based on assumptions that represent best estimates of possible outcomes, such as historical loss development factors and payment patterns, claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment, and other matters, taking into consideration the nature of the insurance policies.

Claim liabilities are discounted to take into account the time value of money, using a rate that represents estimated market yield of the underlying assets backing the claim liabilities at the reporting date. Anticipated payment patterns are revised from time to time to give effect to the most recent trends and claims environment. This practice produces a representative market yield-based discount rate.

The ultimate amount of these liabilities will vary from the best estimate made for a variety of reasons, including the subsequent receipt of additional information with respect to facts and circumstances of the insurance claims incurred. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience that the estimated actuarial liabilities are sufficient to pay future benefits, actuaries are required to include margins in some assumptions. A range of allowable margins is prescribed by the actuaries relating to claims development, reinsurance recoveries, and investment income variables. The aggregate of these margins is referred to as the provision for adverse developments ("PFAD").

Acquisition expenses and liability adequacy test

Commissions, premium taxes, and other expenses that relate directly to the acquisition of premiums are deferred and amortized over the terms of the related policies to the extent they are considered recoverable from unearned premiums.

At the end of each reporting period, a liability adequacy test is performed to validate the adequacy of unearned premiums and deferred acquisition costs. A premium deficiency would exist if unearned premiums were deemed insufficient to cover the estimated future costs associated with the unexpired portion of written insurance policies. A premium deficiency would be recognized immediately as a reduction of deferred acquisition costs to the extent that unearned premiums plus anticipated investment income are not considered adequate to cover for all deferred acquisition costs and related insurance claims and expenses. If the premium deficiency is greater than the unamortized deferred acquisition costs, a liability would be established for the excess deficiency.

8

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Reinsurance contracts

Till reports reinsurance balances on the balance sheet and in the statement of comprehensive income (loss) on an undiscounted gross basis to recognize the credit risk related to reinsurance and its obligations to policyholders. Reinsurance balances include reinsurance contract receivables and liabilities, premiums earned, and claim and adjustment expenses.

Reinsurance premiums are included in income calculated on a pro rata basis over the term of the underlying insurance policies. The reinsurers’ share of unearned premiums is recognized using principles consistent with the method for establishing the related unearned premium liability.

Provision for outstanding claims and adjustment expenses - reinsurance contract liabilities

Reinsurance contract liabilities include amounts provided for payment obligations for reinsurance losses that have occurred but not yet been settled and for related loss adjustment expense. The reinsurance contract liabilities are reported on an undiscounted basis. They are subdivided into reserves for losses reported by the balance sheet date and reserves for losses that have already been incurred but not yet reported by the balance sheet date. The loss and claim adjustment expense reserves are based on estimates that may diverge from the actual amounts payable. In the reinsurance business, a considerable period of time may elapse between the occurrence of an insured loss, notification by the insurer, and pro rata payment of the loss by the reinsurer. With the aid of actuarial methods, the estimates make allowance for past experience and assumptions relating to the future development. Future payment obligations are not discounted for the time value of money.

New standards not yet adopted

Till is currently evaluating the impact of the following pronouncements and has not yet determined the impact on its consolidated financial statements:

Financial Instruments

IFRS 9, "Financial Instruments" ("IFRS 9"), addresses the classification, measurement, and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the complete version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, "Financial Instruments: Recognition and Measurement". Additionally, IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets, and some modifications related to hedge accounting. This final version of IFRS 9 will become effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), replaces IAS 11, “Construction Contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer Loyalty Programmes”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfer of Assets From Customers”, and Standard Interpretations Committee (“SIC”) 31, “Revenue - Barter Transaction Involving Advertising Services”. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract(s) with customers. This revenue standard introduces a single, principles-based, five-step model for the recognition of revenue when control of a good or service is transferred to the customer and requires the reporting entity to identify the contract(s) with the customer, identify the performance obligations in the contract(s), determine transaction price, allocate the transaction price, and recognize revenue when a performance obligation is satisfied. IFRS 15 is intended to enhance disclosures about revenue to help investors better understand the nature, amount, timing, and uncertainty of revenue and cash flows from contracts with customers and to improve the comparability of revenue from contracts with customers. This standard will become effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Leases

In January 2016, the IASB issued IFRS 16, "Leases" ("IFRS 16"), under which all leases are to be included on the balance sheets of lessees, except for those that meet the limited exception criteria. This standard is effective for annual periods beginning on or after January 1, 2019.

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the applicable accounting policies. Those judgments and estimates are based on management’s knowledge of the relevant facts and circumstances, input from certain contractors, taking into account previous experience, but actual results may differ from the amounts reported in the financial statements.

9

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Areas of estimation and judgment that have the most significant effect on the amounts recognized in the accompanying interim condensed consolidated financial statements include:

Valuation of insurance claim liabilities and reinsurance assets

Estimates must be made for both the expected ultimate cost of claims reported at the reporting date and for the expected ultimate cost of IBNR claims. A significant amount of time may pass before the ultimate claims cost can be established with certainty, and, for some types of policies, IBNR claims form the majority of the liability in the accompanying balance sheets.

The ultimate cost of outstanding claims is estimated by using a range of actuarial claim projection techniques. The principal assumption underlying those techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. Those techniques extrapolate the development of paid and incurred losses based on the observed development of earlier years and expected loss ratios. Large claims are usually separately addressed either by being reserved at the value of loss adjuster estimates or are separately projected to estimate their future development. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future when estimating the ultimate cost of claims.

Estimates are also made for the portion of the ultimate cost of outstanding claims that will be recoverable from reinsurance ceded policies.

Fair value measurement of Level 3 investments

Level 3 investments are assets or liabilities that cannot be measured or can only be partially measured using observable market inputs.  These include private and unlisted equity securities where observable inputs are not available. The unobservable inputs for Till's Level 3 investments relate principally to an estimate of private company investments in the mining industry that require an assessment of mineral quantities, commodity prices, and costs of production. Where possible, management obtains external evidence of value relating to each investment and considers this information in assessing fair value such as previous trades in the entity and mineral data reports for mining entities. Fair values for the Level 3 investments are derived based on unobserved inputs such as management’s assumptions developed from available information using the services of an investment adviser. See Note 8.

Loss of significant influence

Judgment is required as to the extent of influence that Till has over other entities. Till considers the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information.

5.   ACQUISITION OF OMEGA

On May 15, 2015, Till completed the acquisition of Omega Insurance Holdings, Inc., a privately-held Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company (a fully licensed insurance company) and Focus Group, Inc. The acquisition enabled Till to provide those insurers wishing to access the Canadian market an ability to do so in an efficient manner, through fronting arrangements and other creative solutions, and to provide those insurers wishing to exit the Canadian market, through a dedicated company with experience in handling "run-off" business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

In the second quarter of 2015, Till reported the purchase price of $14,062,970, an amount that represents 1.2 times the book value as of the closing date, and included an additional $751,880 for pending insurance transactions in process. All payments were subject to a 5% hold-back to be paid to Omega shareholders based on 2015 results, and adjusted to give effect to any adverse development above 10% in claim reserves as calculated from the closing date until December 31, 2015. Subsequent to December 31, 2015, it has been determined that the Omega results require payment of the holdback and the holdback amount has been paid.

One of the two pending insurance transactions was closed in the third quarter of 2015 and the other one was closed in October 2015. The final amount for the two insurance transactions is $730,994. Accordingly, the final purchase price is $14,042,084. Transaction related costs in the amount of $47,911 were expensed and included in general and administrative expenses.

10

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Till has completed the identification and valuation of all identifiable assets and liabilities. A summary of the allocation of the purchase price of Omega to the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Consideration:
1.2 times the book value as of May 15, 2015	$13,311,090
Pending insurance transactions	730,994
Total purchase price	$14,042,084

Fair value of net assets acquired:
Cash and cash equivalents	$463,339
Investments	21,578,246
Accrued investment income	287,991
Trade and other receivables	3,357,467
Unpaid claims ceded	4,400,547
Goodwill	3,368,321
Intangible asset	630,858
Capital assets	45,774
Deferred income taxes	600,668
Total fair value of assets acquired	34,733,211

Payables and accruals	3,742,756
Provision for unpaid claims and adjustment expenses	13,225,004
Other liabilities	3,723,367
Total liabilities assumed	20,691,127

Net assets acquired	$14,042,084

The components of the cash payments are as follows:

95% based on book value upon closing	$12,665,670
95% of contingent consideration (paid in August and October 2015)	694,444
5% holdback (accrued as payable at December 31, 2015 and paid in March 2016)	681,970
$14,042,084

Till has attributed $3,368,321 of the Omega purchase price to goodwill. Omega's results of operations have been included in Till's consolidated financial statements from the date of acquisition.

The amount of goodwill related to the acquisition of Omega is subsequently adjusted for the foreign exchange translation. The continuity of goodwill on Till's balance sheet is summarized as follows:

Balance, December 31, 2015	$3,259,701
Foreign exchange translation and other adjustments	132,120
Balance, September 30, 2016	$3,391,821

6.   ASSETS HELD FOR SALE

In the second quarter of 2015, Till's controlled subsidiary, Silver Predator Corp. ("SPD"), announced its intention to realize value from assets by initiating a process to sell all, or part, of the tangible and intangible assets at some of its properties in Nevada. SPD’s Board of Directors and management committed to a plan to sell two of SPD's assets, namely, the Springer mining and mineral assets and the Taylor mill. During 2015 and 2016, negotiations related to the sale of those assets occurred. SPD currently considers that it is highly probable that the sales of the Springer mining and mineral assets and the Taylor mill assets will be completed within one year. Thus, pursuant to IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations" (“IFRS 5”), those assets are classified as assets held for sale and are measured at the lower of carrying amount and fair value less cost to sell at September 30, 2016. SPD used the market approach to estimate the fair value less costs to sell at September 30, 2016 by using observed market comparable transactions in the United States. There have been no writedowns of those assets to date as the estimated fair value less costs to sell exceeds the carrying amount.

11

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

	September 30, 2016	December 31, 2015
Assets:
Mineral properties - Springer	$828,254	$763,826
Property, plant, and equipment - Springer	3,998,568	3,998,568
Taylor mill assets	—	—
	$4,826,822	$4,762,394

7.   PROMISSORY NOTE RECEIVABLE AND INVESTMENT IN GOLDEN PREDATOR MINING CORP.

Loss of control of subsidiary

On September 2, 2015, Till entered into a separation agreement with Mr. William M. Sheriff, a former officer and director, whereby 7,100,000 shares of Till's controlled subsidiary, Golden Predator Mining Corp. ("GPY"), were transferred to Mr. Sheriff. As a result, Till no longer had a controlling interest in GPY. Accordingly, Till consolidated GPY through September 2, 2015 and recognized a $2,911,774 loss from loss of control of subsidiary. The remaining GPY shares were accounted for as an available for sale investment.

With the loss of control, Till derecognized the assets and liabilities of GPY, the former subsidiary, along with the non-controlling interests, and the cumulative translation amount related to the cumulative foreign exchange adjustments that have been reported in equity. The resulting loss was recognized in 2015.

Options on GPY shares

As part of the separation agreement between Till and Mr. Sheriff, Till granted Mr. Sheriff two assignable options, each with a term of 18 months, to purchase the balance of Till’s ownership of 11,812,154 GPY shares. The initial derivative liability associated with those options was $163,868 and was included in the loss on loss of control. Thereafter, the financial derivative is reported at fair value until expiry of the options when the carrying amount at that date will be $nil. If an option is exercised prior to that date, the carrying amount of the financial derivative will be included in the sale proceeds of the investment.

The first option was for Mr. Sheriff to purchase up to 5,500,000 of Till’s GPY shares, according to a staggered schedule and price, was as follows:

a)       if exercised by September 30, 2015, at CDN$0.11 per share

b)       if exercised by October 31, 2015, at CDN$0.12 per share

c)       if exercised by November 30, 2015, at CDN$0.13 per share

d)       if exercised by December 23, 2015, at CDN$0.14 per share, and

e)       if exercised after December 23, 2015 and before March 1, 2017, at CDN$0.15 per share

The second option was for Mr. Sheriff to purchase up to 6,312,154 of Till’s GPY shares before March 1, 2017 at CDN$0.15 per share. Till could accelerate the expiry of either option to a date 45 days after it gives notice to the holder at any time after the ten-day volume-weighted average price (“VWAP”) of the GPY shares is at or above CDN$0.25 per share. On May 12, 2016, Till gave notice to Mr. Sheriff that Till had elected to accelerate the expiry of both options to June 26, 2016 due to the VWAP criteria being met.

Mr. Sheriff and an assignee have exercised all 11,812,154 GPY share options. The first transaction was completed on September 30, 2015 for 500,000 shares at an exercise price of CDN$0.11 per share, the second transaction was completed on October 30, 2015 for 800,000 shares at an exercise price of CDN$0.12 per share, the third transaction was completed on May 17, 2016 for 200,000 shares at an exercise price of CDN$0.15, and the fourth and final transaction was completed on June 7, 2016 for 10,312,154 shares at an exercise price of CDN$0.15. As a result, as of September 30, 2016, there is no derivative liability associated with the options and Till no longer owns shares of GPY. For reference purposes, as of September 30, 2016, the exchange rate was CDN$1.00 equals US$0.76.

Promissory note

The promissory note is receivable from GPY with a face amount of CDN$3,753,332 (US$2,896,760). The promissory note bears interest at 6% per annum to June 1, 2016, 8% per annum to June 1, 2017, and 12% thereafter.

The first payment of principal and interest of CDN$717,450 (US$546,546) was received on May 25, 2016. The note is repayable in amounts including interest of CDN$1,256,000 on June 1, 2017, CDN$1,364,000 on June 1, 2018, and CDN$1,232,000 on June 1, 2019. All amounts are to be paid in cash. In addition to the shares of GPY's 100% owned subsidiary Golden Predator Exploration, Ltd., the promissory note is secured by GPY's interest in the Brewery Creek and 3 Aces properties.

With the loss of control of GPY on September 2, 2015, the promissory note was initially recognized at fair value, and has subsequently been carried at amortized cost using the effective interest rate method.

12

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Fair value of note at December 31, 2015	$2,463,262
Principal payment on May 25, 2016	(421,522)
Accrued Interest	203,617
Foreign exchange gain	150,177
Carrying value, September 30, 2016	$2,395,534

8.   INVESTMENTS

Held for trading investments

September 30, 2016	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies – natural resource sector	$1,198,079	$84,320	$1,282,399
Public companies – all other sectors	318,219	395,212	713,431
Private companies – natural resource sector	1,462,219	69,205	1,531,424
Private company – all other sectors	100,000	—	100,000
	$3,078,517	$548,737	$3,627,254
December 31, 2015
Public companies – natural resource sector	$1,319,657	$666,015	$1,985,672
Public companies – all other sectors	727,827	801,385	1,529,212
Private companies – natural resource sector	1,578,299	(573,114)	1,005,185
Private company – all other sectors	100,000	—	100,000
	$3,725,783	$894,286	$4,620,069

Available for sale investments

September 30, 2016	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Government bonds & guaranteed investment certificates	$12,455,190	$474,736	$12,929,926
Public companies – all other sectors	—	—	—
Public companies – natural resource sector	653,998	34,928	688,926
Private company – natural resource sector	15,217	—	15,217
	$13,124,405	$509,664	$13,634,069
December 31, 2015
Government bonds & guaranteed investment certificates	$18,275,852	$695,467	$18,971,319
Public companies – natural resource sector	1,505,023	(7,640)	1,497,383
Private company – natural resource sector	14,420	—	14,420
	$19,795,295	$687,827	$20,483,122

Total investments

September 30, 2016	Cost	Unrealized Gain	Estimated Fair Value
Held for trading	$3,078,517	$548,737	$3,627,254
Available for sale	13,124,405	509,664	13,634,069
	$16,202,922	$1,058,401	$17,261,323
December 31, 2015
Held for trading	$3,725,783	$894,286	$4,620,069
Available for sale	19,795,295	687,827	20,483,122
	$23,521,078	$1,582,113	$25,103,191

13

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Securities sold short (see Note 14)

September 30, 2016	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies – natural resource sector	$(10,240)	$(52,480)	$(62,720)
December 31, 2015
Public companies – natural resource sector	$(743)	$(107)	$(850)
Public companies – all other sectors	(1,223)	85	(1,138)
	$(1,966)	$(22)	$(1,988)

Fair value measurement

The fair value of securities in Till’s investment portfolio is estimated using the following techniques:

Level 1 -	Assets or liabilities with quoted prices in active markets. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry company, pricing service, or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2 -	Assets or liabilities that are measured using observable market data and are not allocable to Level 1. Measurement is based, in particular, on prices for comparable assets and liabilities that are traded on active markets, prices on markets that are not considered active, as well as inputs derived from such prices or market data.

Level 3 -	Assets or liabilities that cannot be measured or can only be partially measured using observable market inputs. The measurement of such instruments draws principally on valuation models and methods (see level 3 reconciliation).

Till determines the estimated fair value of each individual security utilizing the highest level inputs available.

Till’s investments in exchange traded bond funds, guaranteed investment certificates, and public companies are classified as Level 1 investments because the fair values are based on quoted prices in active markets for identical assets that are reported at fair value. Till's investments in government bonds and public company warrants are classified as Level 2 investments because the fair value is measured using observable market data but identical assets are not quoted in active markets.

The fair value hierarchy of Till’s investment holdings is as follows:

September 30, 2016	Level 1	Level 2	Level 3	Total
Government bonds & guaranteed investment certificates	$4,559,713	$8,370,213	$—	$12,929,926
Public companies – natural resource sector	1,916,160	55,165	—	1,971,325
Public companies – all other sectors	535,955	177,476	—	713,431
Private companies – natural resource sector	—	—	1,546,641	1,546,641
Private company – all other sectors	—	—	100,000	100,000
	$7,011,828	$8,602,854	$1,646,641	$17,261,323
December 31, 2015
Government bonds & guaranteed investment certificates	$4,410,232	$14,561,087	$—	$18,971,319
Public companies – natural resource sector	3,394,735	88,320	—	3,483,055
Public companies – all other sectors	1,190,387	338,825	—	1,529,212
Private companies – natural resource sector	—	—	1,019,605	1,019,605
Private company – all other sectors	—	—	100,000	100,000
	$8,995,354	$14,988,232	$1,119,605	$25,103,191

14

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

The fair value hierarchy of Till’s securities sold short is as follows:

September 30, 2016	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$(62,720)	$—	$—	$(62,720)
December 31, 2015
Public companies – natural resource sector	$(850)	$—	$—	$(850)
Public companies – all other sectors	(1,138)	—	—	(1,138)
	$(1,988)	$—	$—	$(1,988)

A reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using Level 3 Inputs during the nine months ended September 30, 2016 is as follows:

Equity Securities
Level 3 investments as of December 31, 2015	$1,119,605

Purchases	12,500
Sales	—
Change in unrealized gain	643,116
Transfers out of Level 3	(128,580)
Level 3 investments as of September 30, 2016	$1,646,641

Level 3 assets are measured at each reporting date by assessing the unobservable inputs relating to each investment. The unobservable inputs relate mainly to an estimate of private company investments in the mining industry that require an assessment of mineral quantities, commodity prices, and costs of production. Where possible, management obtains external evidence of value relating to each investment and considers this information in assessing fair value such as previous trades in the entity and mineral data reports for mining entities.

Realized gain (loss) on investments, net:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Equities	$158,102	$(340,300)	$2,654,269	$(986,361)
Options, warrants, and futures	386,591	254,613	613,631	(63,789)
Bonds	1,331	—	225,470	(42,579)
Gold bullion	—	(19,542)	—	(19,542)
Foreign currency	(47,700)	(16,589)	3,060	132,327
	$498,324	$(121,818)	$3,496,430	$(979,944)

Net change in unrealized gain or loss on held for trading investments:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Equities	$479,441	$(123,746)	$(156,984)	$379,138
Options, warrants and futures	(55,111)	244,829	(170,295)	418,318
Bonds	—	—	—	10,417
Gold bullion	—	5,410	—	—
Derivative liability	498,041	—	337,684	—
Foreign currency	41,756	(3,738)	2,206	47,494
	$964,127	$122,755	$12,611	$855,367

15

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Investment income (expense):

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Net interest and dividends	$183,520	$126,643	$567,231	$238,869
Investment related expenses	(185,204)	(247,919)	(517,694)	(984,267)
	$(1,684)	$(121,276)	$49,537	$(745,398)

Investment income (loss), net:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Net realized gain (loss) on held for trading investments	$441,719	$(68,529)	$1,503,584	$(882,891)
Net realized gain (loss) on available for sale investments	56,605	(53,289)	1,992,845	(97,053)
Change in net unrealized gain or loss on held for trading investments	466,086	122,755	(325,073)	855,367
Change in unrealized loss on derivative liability	498,041	—	337,684	—
Net investment income (expense)	(1,684)	(121,276)	49,537	(745,398)
	$1,460,767	$(120,339)	$3,558,577	$(869,975)

9.   INSURANCE CONTRACT LIABILITIES, CEDED ASSETS, AND DEFERRED POLICY ACQUISITION COSTS

Provision for outstanding claims and adjustment expenses

	September 30, 2016	December 31, 2015
Undiscounted amounts	$14,676,445	$14,539,623
Adjustment for discount rate	(397,170)	(376,352)
Adjustment for provision for adverse developments	1,694,438	1,605,624
	$15,973,713	$15,768,895

The amounts for both September 30, 2016 and December 31, 2015 apply to the insurance business of the Omega subsidiary and are reported on a discounted basis (see Note 3).

16

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Summary of changes in outstanding claims and claims ceded

	Nine Months Ended September 30, 2016			Year Ended December 31, 2015
	Outstanding Claims	Claims Ceded	Net	Outstanding Claims	Claims Ceded	Net
Balance at beginning of period	$15,768,895	$7,845,902	$7,922,993	$6,771,623	$—	$6,771,623
Omega acquisition	—	—	—	13,225,004	4,400,547	8,824,457
Assumed through assumption reinsurance transactions	—	—	—	9,136,084	7,377,726	1,758,358
Claims incurred for insured events of the current period	18,454,057	18,321,072	132,985	14,629,974	14,334,878	295,096
Increase (decrease) for insured events of prior periods	913,370	342,094	571,276	(2,531,876)	(2,700,331)	168,455
Less claims paid during the period	(20,040,079)	(18,655,341)	(1,384,738)	(18,257,185)	(14,703,794)	(3,553,391)
Insurance contract novations	—	—	—	(5,113,010)	—	(5,113,010)
Adjustment due to currency conversion	877,470	433,933	443,537	(2,091,719)	(863,124)	(1,228,595)
Balance at end of period	$15,973,713	$8,287,660	$7,686,053	$15,768,895	$7,845,902	$7,922,993

On August 28, 2015, Till announced that it had novated two reinsurance contracts held by its wholly-owned subsidiary, RRL, to MSRE. The total dollar value of the novated agreements was $5.3 million. The novations released RRL from its liabilities under those reinsurance contracts. As a result, Till reversed premium revenue of $5,246,208 and reversed claims and claim adjustment expenses of $5,113,010 during the year ended December 31, 2015.

Deferred policy acquisition costs

	September 30, 2016	December 31, 2015
Balance at beginning of period	$465,472	$—
Acquisition costs deferred	8,050,743	5,609,635
Amortization of deferred policy acquisition costs*	(7,896,037)	(5,144,163)
Balance at end of period	$620,178	$465,472

*Amounts include effects of foreign exchange

Substantially all insurance premiums written in 2016 were ceded to reinsurers. Till's net exposure to claims results principally from portfolio transfer transactions (see preceding table relating to net claims exposure).

10.  PROPERTY, PLANT, AND EQUIPMENT

During the nine months ended September 30, 2016, property, plant, and equipment decreased $19,355 due to depreciation and currency translation adjustment.

11.   ROYALTY AND MINERAL INTERESTS

During the nine months ended September 30, 2016, royalty and mineral interests decreased $84,524 due primarily to the sale of Maggie Creek and Bolo royalty interests for $86,982.

As part of the Arrangement described in Note 23 of the 2015 audited financial statements, Till entered into agreements to transfer certain assets to SPD and GPY, formerly Northern Tiger Resources Inc. Because the Arrangement resulted in Till consolidating SPD and GPY, the mineral properties related to these agreements were adjusted further due to the fair market value of the acquired shares being lower than their book value of the assets on the date of the transaction. On September 2, 2015, Till lost control of GPY as described in Note 7. As of September 30, 2016, Till owns approximately 64% of the outstanding shares of SPD and thus Till has mineral property interests as a result of its controlling interest in SPD. See SPD's publicly disclosed financial statements on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com for additional information regarding these properties.

17

Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

12.   OTHER ASSETS

	September 30, 2016	December 31, 2015
Prepaid expenses and deposits	$218,809	$179,252
Reclamation bonds	124,468	124,468
Other receivables	92,773	96,293
	$436,050	$400,013

13.  INTANGIBLE ASSET - TYCHE

	Tyche Trading System
	September 30, 2016	December 31, 2015
Beginning of period	$322,657	$—
Additions	202,081	322,657
Amortization	(146,579)	—
	$378,159	$322,657

Work on the Tyche system began in 2014. In 2015, Tyche advanced from the research stage to the development stage as evidenced by the trading of securities by Tyche in 2015. At the beginning of 2016, Tyche was placed in service and amortization of the Tyche intangible asset began. Till will continue to improve the Tyche system, and development costs related to the improvements will be capitalized and amortized separately.

The total capitalized development costs of the Tyche system for the nine months ended September 30, 2016 amounted to $202,081. During the nine months ended September 30, 2016, Till amortized $146,579 of the costs capitalized. Till determined that the useful life of the Tyche intangible asset and subsequently capitalized development costs is twenty-four months. The capitalized development costs are amortized over twenty-four months using the straight-line method.

14.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2016	December 31, 2015
Trade payables	$867,090	$1,622,068
Deposits	44,881	2,920,596
Accrued payroll	46,469	33,159
Securities sold short	62,720	1,988
Financial derivatives	—	337,684
	$1,021,160	$4,915,495

15.  SHARE CAPITAL AND RESERVES

Authorized share capital

Till is authorized to issue 12,000,000 shares of restricted voting stock at a par value of $0.001. Shares of Till have restricted voting rights, whereby no single shareholder of Till is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till shares. However, if any one shareholder of Till beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till shares, the 9.9% restriction will no longer apply to the Till shares.

Stock options and warrants

Till’s Board of Directors may, from time to time and in its sole discretion, award options to acquire shares of the restricted voting stock of Till to directors, employees, and consultants. During the nine months ended September 30, 2016, Till recognized stock-based compensation related to options of $10,934, (nine months ended September 30, 2015 - $412,674), which amounts are included in the consolidated statement of comprehensive income (loss). At September 30, 2016, Till has 110,704 stock options outstanding with a weighted average exercise price of CDN$11.35 ($8.64). During the nine months ended September 30, 2016, Till also recognized stock-based compensation of $16,007 as a result of consolidating SPD (nine months ended September 30, 2015 - $40,968) which amounts are also included in the Consolidated Statement of Comprehensive Income (Loss).

Till's Board of Directors may, from time to time and in its sole discretion, issue warrants to acquire shares of the restricted voting stock of Till. At September 30, 2016, Till has 179,500 warrants outstanding with a weighted average exercise price of CDN$9.92 ($7.55).

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Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Normal course issuer bid

On September 25, 2015, Till announced that it has initiated a new normal course issuer bid ("NCIB"). Under the new NCIB, Till has approval to bid for up to 265,502 common shares, representing 10% of the 2,655,025 shares forming Till's public float. Purchased shares will be returned to treasury and canceled. Till's Board of Directors believes that the current and recent market prices for Till's common shares do not give full effect to their underlying value and that, accordingly, the purchase of common shares under the NCIB will increase the proportionate share interest of, and be advantageous to, all remaining shareholders. Till also believes the NCIB purchases will provide increased liquidity to current shareholders who would like to sell their shares. Purchases subject to the NCIB will be carried out pursuant to open market transactions through the facilities of the TSX-V/Nasdaq by Canaccord Genuity on behalf of Till. During the nine months ended September 30, 2016, Till purchased 79,000 common shares for $314,678 through the NCIB.

16.  INCOME (LOSS) PER SHARE

Till uses the treasury stock method to calculate diluted income (loss) per share. Following the treasury stock method, the numerator for Till’s diluted income (loss) per share calculation remains unchanged from the basic income (loss) per share calculation, as the assumed exercise of Till’s stock options and warrants does not result in an adjustment to net income or loss.

Stock options to purchase 110,704 restricted voting shares were outstanding at September 30, 2016 (December 31, 2015 – 167,641). Warrants to purchase 179,500 restricted voting shares were outstanding at September 30, 2016 and December 31, 2015. Those stock options and warrants were excluded in the calculation of diluted earnings per share because the exercise price of the awards was greater than the weighted average market value of the restricted voting shares in the nine months ended September 30, 2016.

17.  SEGMENT INFORMATION

Till operates in a single segment, which is insurance.

The revenue from external customers are divided into the following geographical areas:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Revenue
Canada	$455,734	$1,138,496	$1,620,126	$1,286,110
Bermuda	846,479	(5,148,606)	2,894,860	(5,510,224)
United States	511,980	(374,416)	53,354	(638,619)
	$1,814,193	$(4,384,526)	$4,568,340	$(4,862,733)

The non-current assets (other than financial instruments and deferred tax assets) are divided into the following geographical areas:

	September 30, 2016	December 31, 2015
Non-current assets
Canada	$3,077,132	$2,948,220
Bermuda	2,513,909	3,156,723
United States	916,004	951,601
	$6,507,045	$7,056,544

18.  RELATED PARTY DISCLOSURES

Compensation of key management personnel

Key management personnel comprise all members of Till's Board of Directors and executive officers. The compensation of key management personnel comprises salaries, fees, share-based awards, and other employee benefits. Total compensation amounted to $0.7 million for the nine months ended September 30, 2016 (nine months ended September 30, 2015 - $0.6 million). The 2016 amount includes $252,875 paid to the former CFO as part of a separation agreement. No additional payments are required under that separation agreement.

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Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

Service agreements

Till is party to service agreements with SPD whereby Till provides accounting, corporate communications, technical services, and other management services on a cost-plus recovery basis, and was party to service agreements with GPY whereby Till provided similar services to SPD on a cost-plus recovery basis. The agreements with GPY were terminated on July 31, 2015. The technical service agreement with SPD was terminated on January 1, 2016, leaving only the accounting and corporate communications service agreements in effect. During the nine months ended September 30, 2016, Till charged SPD a total of $27,000 (nine months ended September 30, 2015 - $192,836) and GPY a total of $nil (nine months ended September 30, 2015 - $79,376) for those services.

19. CAPITAL MANAGEMENT

Till’s objectives when managing capital consist of:

•	Ensuring policyholders in the insurance and reinsurance subsidiaries are well protected while maintaining strong regulatory capital levels (see Regulatory capital section below).
•	Maximizing long-term shareholder value by optimizing capital used to operate and grow Till.

Till views capital as a scarce and strategic resource. This resource protects the financial well-being of the organization, and is also critical in enabling Till to pursue strategic business opportunities. Adequate capital also acts as a safeguard against possible unexpected losses, and as a basis for confidence in Till by shareholders, policyholders, creditors, and others. For the purpose of capital management, Till has defined capital as shareholders’ equity, excluding accumulated other comprehensive income ("AOCI"). Capital is monitored by Till's Board of Directors. Till's insurance subsidiaries are subject to a minimum amount of capital which, in the case of Omega, is CDN$10 million, and in the case of RRL, is $1 million. Those amounts are not available to satisfy financial liabilities of Till or other subsidiaries. Both Omega and RRL are in compliance with those requirements.

Regulatory capital

Till manages capital on an aggregate basis, as well as individually for each regulated entity. Till's insurance subsidiaries are subject to the regulatory capital requirements defined by Office of Superintendent of Financial Institutions (Canada) (“OSFI”) for Omega and the Bermuda Monetary Authority (“BMA”) for RRL.

Omega

OSFI has established an industry-wide supervisory target capital ratio of 150% to provide an amount above the minimum requirement. Management of Omega has set an internal target of 200%. To ensure that there is minimal risk of breaching the supervisory target, Omega has established a higher internal threshold in excess of which, under normal circumstances, Till will maintain its capital. Total capital available in Omega principally represents total shareholder equity less specific deductions for disallowed assets, including goodwill and intangible assets, net of related deferred tax liabilities. Total capital required is calculated by classifying assets and liabilities into categories and applying prescribed risk factors to each category. That amount is further increased by an operational risk margin, based on the overall riskiness of a property/casualty insurer (its capital required) and its premium volume. Capital required is then reduced by a credit for diversification between investment risk and insurance risk. Reinsurance is utilized to protect Till’s capital from catastrophic loss.

As of September 30, 2016, Omega had total capital available of CDN$8.94 ($6.8) million and a total capital required of CDN$2.16 ($1.64) million. The resulting Minimum Capital Test ratio is at 414% compared to OSFI’s supervisory minimum of 100% and supervisory target of 150% for Canadian property and casualty insurance companies. In addition to that test, there is a minimum capital requirement in Canada of CDN$10 million set by OSFI as the minimum amount of capital for an insurance company. Omega has met that requirement.

Resource Re Ltd.

RRL is registered as a Class 3A insurer under The Bermuda Insurance Act 1978 and related regulations (the “Act”) that requires that RRL file a statutory financial return and maintain certain measures of solvency and liquidity.  As of September 30, 2016, RRL met the required Minimum General Business Solvency Margin and the required Minimum Liquidity Ratio.

The required Minimum General Business Solvency Margin at September 30, 2016 and December 31, 2015 was $1,000,000. RRL’s statutory capital and surplus at September 30, 2016 was $4,194,944 (December 31, 2015 - $3,660,932).

The Minimum Liquidity Ratio is the ratio of the insurer’s relevant assets to its relevant liabilities. The minimum allowable ratio is 75%. RRL’s relevant assets at September 30, 2016 were $6,875,227 (December 31, 2015 - $5,655,463) and 75% of its relevant liabilities as of September 30, 2016 were $62,277 (December 31, 2015 - $28,671).

Distributions by RRL to Till are restricted to the extent that any such distribution would result in RRL not meeting the required Minimum General Business Solvency Margin or the required Minimum Liquidity Ratio.

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Till Capital Ltd.
Notes to the Condensed Consolidated Financial Statements
September 30, 2016
(Unaudited - Expressed in US dollars)

20.  FINANCIAL RISK MANAGEMENT

Insurance risk

Till's insurance subsidiaries principally write general insurance contracts in personal property, commercial property, and liability lines of business. Under these general insurance contracts, Till is exposed to certain risks defined in the general insurance contracts, usually for durations of one to twelve months.

In addition to general insurance contracts, Till's insurance subsidiaries also assume portfolios of existing claims from other insurers through assumption reinsurance transactions. These portfolios of claims could be from any line of business that the transferring insurer wrote in the past. Under these assumption reinsurance transactions, Till is exposed to certain risks defined in the underlying insurance contracts that were originally written by the transferring insurer.

The principal risk Till faces under both general insurance contracts and assumption reinsurance transactions is that the actual claims and benefit payments, or the timing thereof, differs from the expectations used to price the general insurance contacts or assumption reinsurance transactions. That risk is influenced by the frequency of claims, severity of claims, emergence of unknown claims, actual benefits paid, and subsequent development of long-term claims. For long-tail claims that take years to settle, Till is also exposed to inflation risk. Till's objective is to ensure that sufficient reserves are available to cover those liabilities.

Risk exposure is mitigated by diversification across a portfolio of insurance contracts and geographical areas. The variability of risks is also improved by careful selection and implementation of underwriting strategies and guidelines. Inflation risk is also mitigated by taking expected inflation into account when estimating insurance contract liabilities.

Risk exposure is also mitigated through the use of various claim review strategies and guidelines to reduce the risk exposure for Till.

Till's insurance subsidiaries purchase reinsurance as part of their risk mitigation strategies. Reinsurance is placed on both a proportional and non-proportional basis. The use of proportional and non-proportional reinsurance varies by line of business.

Amounts recoverable from reinsurers (reinsurance assets) are estimated in a manner consistent with the underlying claim liabilities and in accordance with the reinsurance contracts. Although Till has reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit risk exposure exists with respect to such reinsurance agreements.

Liquidity risk

Liquidity risk is the risk that Till is unable to meet its financial obligations as they come due. Till manages this risk by management of its working capital to assess that the estimated expenditures will not exceed share capital and debt financings, or proceeds from property sales or option exercises.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Till's credit risk is primarily attributable to cash and cash equivalents, investments, balances receivable from policyholders and reinsurers, and reclamation bonds. Till has policies in place to limit and monitor its exposure to individual issuers and classes of issuers of investments. Till's credit exposure to any one individual policyholder is not material. Till's insurance and reinsurance policies are distributed by brokers and agents who manage cash collection on its behalf and Till monitors its exposure to brokers and agents. Till has policies in place that limit its exposure to individual reinsurers and conducts regular review processes to assess the creditworthiness of reinsurers with whom it transacts business. Reclamation bonds consist of term deposits and guaranteed investment certificates that have been invested with reputable financial institutions from which management believes the risk of loss to be minimal.

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